UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the Month of September 2017

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

TABLE OF CONTENTS
Item 1:	Form 6-K dated September 15, 2017 along with the Press Release.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
Tata Motors Limited By: /s/ Hoshang K Sethna Name: Hoshang K Sethna Title: Company Secretary Dated: September 15, 2017

Item 1

TATA MOTORS LIMITED
Bombay House 24, Homi Mody Street, Mumbai 400 001, Maharashtra, India

Intimation of Schedule of Analyst / Institutional Investors Meetings for September 15, 2017 and from September 18, 2017 to September 22, 2017

Mumbai, September 15, 2017: Pursuant to Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, given below is the schedule of meetings with the Analyst / Institutional Investor for September 15, 2017 and from September 18, 2017 to September 22, 2017.

Date	Meeting Scheduled	Type

15-September-17	Franklin Templeton	VC
18-September-17	T. Rowe Price	Meeting
20-September-17	Castle Hook Partners	Meeting
20-September-17	Discovery Capital Management LLC	Meeting
20-September-17	Invesco Perpetual	Meeting
20-September-17	Goldman Sachs	Meeting
20-September-17	Lazard Asset Management	Meeting
20-September-17	Morgan Stanley	Meeting
20-September-17	Prince Street Capital Management	Meeting
20-September-17	Robeco	Meeting
20-September-17	Schroders	Meeting
20-September-17	TIAA-CREF Investment Management Inc	Meeting
20-September-17	UTI Mutual Fund/ T Rowe	Meeting
21-September-17	Wei Capital Management Limited	Call
21-September-17	Zaaba Capital Limited	Call
22-September-17	Myriad Asset Mgmt Ltd	Meeting
22-September-17	Fidelity Management & Research (FMR)	Meeting
22-September-17	Comgest S A	Meeting
22-September-17	Comgest Sa - Hk	Meeting
22-September-17	Balyasny Asset Management Lp - United States	Meeting
22-September-17	Davidson Kempner - US	Meeting
22-September-17	Old Mutual Asset Managers -UK	Meeting
22-September-17	Eastspring Investments -Singapore	Meeting
22-September-17	Lion Global Investors	Meeting
22-September-17	Axa - P&C Insurance - India	Meeting
22-September-17	AXA Investment Management-UK	Meeting

Please note that the above shall be subject to changes, if any.

This is for the information of the exchange and the members.

About Tata Motors

Tata Motors Limited, a USD 42 billion organisation, is a leading global automobile manufacturer of cars utility vehicles, buses, trucks and defence vehicles. As India's largest automobile company and part of the USD 100 billion Tata group, Tata Motors has operations in the UK, South Korea, Thailand, South Africa, and Indonesia through a strong global network of 76 subsidiary and associate companies, including Jaguar Land Rover in the UK and Tata Daewoo in South Korea. In India, Tata Motors has an industrial joint venture with Fiat. Engaged in engineering and automotive solutions, with a focus on future-readiness and a pipeline of tech-enabled products, Tata Motors is India's market leader in commercial vehicles and among the top in passenger vehicles with 9 million vehicles on Indian roads. The company's innovation efforts are focused on developing auto technologies that are sustainable as well as suited. With design and R&D centres located in India, the UK, Italy and Korea, Tata Motors strives to pioneer new products that fire the imagination of GenNext customers. Abroad, Tata cars, buses, and trucks are being marketed in Europe, Africa, the Middle East, South Asia, South East Asia , South America, Australia, CIS, and Russia.

To know more, please visit (www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.